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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25


                                                  Commission File Number 1-6715
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                          NOTIFICATION OF LATE FILING


    (Check One):  [X] Form 10-K   [_] Form 11-K   [_] Form 20-F    [_] Form 10-Q
[_] Form 10-N-SAR
For Period Ended: March 31, 1997
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[_] Transition Report on Form 10-K        [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F        [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K


For the Transition Period Ended:                   .
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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        Part I -  Registrant Information

Full Name of Registrant:  National Media Corporation

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number): Eleven Penn Center,
                                                           --------------------
1835 Market Street, Suite 1100
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City, State and Zip Code:  Philadelphia, Pennsylvania 19103
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                       Part II - Rules 12b-25 (b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]    (c)    The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.
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                             Part III - Narrative

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Company's fiscal year ends on March 31. As of the date hereof, the Company has not yet been able to finalize the audit of its financial statements for the fiscal year ended March 31, 1997 due in large part to year-end adjustments and the writedown of the carrying value of certain of the Company's assets which have not yet been definitively determined.


                          Part IV - Other Information

       (1) Name and telephone number of person to contact in regard to this notification

 Brian J. Sisko, Esq. (General Counsel)       (215)            988-4604
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(Name)                                     (Area Code)        (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X] Yes    [_] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes    [_] No


             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As publicly reported in a press release dated April 28, 1997, the Company will report an operating loss for the fourth quarter and for the year ended
March 31, 1997. This compares to an operating profit for the fourth quarter and for the year ended March 31, 1996. It is presently anticipated that when the audit is completed, the Company will report a loss between $40 million and $45 million. Due to the circumstances described in Part III above, the Company is not, at this time, able to estimate the losses expected with the degree of accuracy that public reporting demands.
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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Paul Brazina                                    Date:  June 27, 1997
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   Vice President and Chief Financial Officer